EXHIBIT 99.1

Outcome of Innate Pharma’s Annual General Meeting

MARSEILLE, France, May 28, 2021 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) announced the voting results of its shareholders at the Annual General Meeting (“AGM”), which took place on May 28, 2021, in Marseille, France without the physical presence of its shareholders. All resolutions were voted on in accordance with the Executive Board’s recommendations.

A total of 178 votes were cast out of a total of 31,717,812 shares giving right to 32,180,682 voting rights, representing a quorum of 40.141%.

During the meeting, all seven members of the Supervisory Board who were up for election were re-elected. Pascale Boissel’s mandate lasts until the AGM in 2022 and Novo Nordisk A/S, represented by Marcus Schindler, M.D., decided not to seek re-election due to Dr. Schindler’s new role as Chief Scientific Officer of Novo Nordisk A/S. Novo Nordisk A/S remains a shareholder in the Company but no longer has a seat on its Supervisory Board.

“Novo Nordisk A/S has been a long-standing member of Innate’s Supervisory Board, and we thank them for their valued contributions to the Company,” said Hervé Brailly, Ph.D., Chairman of the Supervisory Board. “We wish Dr. Schindler much success in his new role and appreciate his support of Innate.”

The AGM recording, the resolutions, the results of the votes and other documents relating to the AGM are available in the Annual General Meeting 2021 section of the Company’s website: https://investors.innate-pharma.com/regulated-information/general-shareholders-meeting

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The Company’s 2020 20-F is available on the Investors section of the website.
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About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:
Investors Innate Pharma Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com